PROSPECTUS SUPPLEMENT
(To Prospectus dated February 13, 1997)
$200,000,000
360 COMMUNICATIONS COMPANY                    [360 COMMUNICATIONS COMPANY LOGO]
7.60% SENIOR NOTES DUE 2009

The 7.60% Senior Notes Due 2009 (the "Notes") of 360 Communications Company (the "Company") will mature on April 1, 2009. Interest on the Notes will be payable semiannually on April 1 and October 1 of each year, commencing October 1, 1997. The Notes will be redeemable as a whole or in part, at the option of the Company, at any time at a redemption price equal to the greater of (i) 100% of their principal amount and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined) plus 20 basis points, plus in each case accrued interest thereon to the date of redemption. The Notes will not be subject to any sinking fund. See "Description of Notes." Upon a Change of Control Triggering Event (as defined), holders of the Notes will have the right to require the Company to purchase all or any part of the Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest (if any) to the date of purchase. See "Description of Debt Securities--Purchase at the Option of Holders Upon a Change of Control" in the accompanying Prospectus.

Each of the Notes will be represented by one or more Global Securities (as defined) registered in the name of the nominee of The Depository Trust Company, as Depository ("DTC"). Beneficial interests in such Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Notes in definitive form will not be issued. See "Description of Notes--Book-Entry System." Settlement for the Notes will be made in immediately available funds. The Notes will trade in DTC's Same-Day Funds Settlement System, and secondary market trading activity in the Notes will therefore settle in immediately available funds. See "Description of Notes--General."

THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

                                      PRICE TO                     UNDERWRITING                  PROCEEDS TO
                                      PUBLIC(1)                      DISCOUNT                   COMPANY(1)(2)
Per Note..........................    99.838%                      0.675%                       99.163%
Total.............................    $199,676,000                 $1,350,000                   $198,326,000

--------------------------------------------------------------------------------
(1) Plus accrued interest, if any, from March 17, 1997 to date of delivery.
(2) Before deducting expenses payable by the Company estimated at $190,000.

The Notes are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Notes will be made through the facilities of The Depository Trust Company on or about March 17, 1997, against payment therefor in immediately available funds.

SALOMON BROTHERS INC
                                   LEHMAN BROTHERS
                                                               J.P. MORGAN & CO.

The date of this Prospectus Supplement is March 12, 1997.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING STABILIZING AND SYNDICATE COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."
                            ------------------------

                                  THE COMPANY

OVERVIEW

     The Company is one of the leading and most established wireless communications companies in the United States. As of December 31, 1996, the Company served more than 2.1 million customers in more than 100 markets in 16 states. The Company's interests in these markets represent approximately 20.9 million Net POPs as of December 31, 1996. The Company also owns, as of December 31, 1996, minority interests in 53 additional cellular telephone markets representing approximately 4.4 million Net POPs, including markets located in New York, New York; Chicago, Illinois; Houston, Texas; and Orlando, Florida. The Company sells and markets wireless voice and data services and related products, as well as residential long distance service, through a distribution network consisting of nationally recognized and local dealers, full service retail stores and a direct sales force. "Net POPs" refers to the estimated population with respect to a given service area multiplied by the percentage interest that the Company owns in the entity licensed by the Federal Communications Commission ("FCC") to operate a cellular communications system within that service area.

     The Company operates in four regions in the United States: Mid-Atlantic, Midwest, Southeast and West. The Company consolidated a fifth region, the North Carolina region, with the Southeast region in the fourth quarter of 1996. The Company's controlled markets comprising each region include a number of geographic operating clusters which are primarily located in mid-sized communities.

     For the period from January 1, 1990 to December 31, 1996, the Company grew its customer base by a compounded annual growth rate of 52%. As of December 31, 1996, the Company had a cellular penetration rate of 8.91% in the markets that it controlled. Twenty-seven of the Company's controlled markets had penetration rates in excess of 10%, eight of which had penetration rates in excess of 15%. For the year ended December 31, 1996, the Company's average monthly churn rate was 1.86%.

BUSINESS STRATEGY

     The Company intends to maintain its strong growth and improvement in operating margins by continuing to penetrate its existing markets. The Company believes that its primary growth will be internally generated through the implementation of its operating strategies as described below. In addition, a key part of the Company's growth strategy is to pursue favorable opportunities to expand its regional market clusters or develop new strategic market clusters through acquisitions or trades or alliances with other cellular carriers. The principal components of the Company's strategy to achieve these objectives are as follows:

     - clustering of markets to provide broad areas of uninterrupted service combined with simplified calling and pricing patterns and operating efficiencies through economies of scale;

     - continuous network improvement to meet customer expectations of ubiquitous coverage, clarity and reliability;

     - aggressive distribution management to provide effective and extensive marketing of products and services through dealers, Company retail stores and a direct sales force targeted at high volume users;

     - exceptional customer service provided by highly motivated, experienced and trained customer relations personnel who are focused on satisfying customer needs to build loyalty, improve customer retention and increase usage;

     - targeted pricing strategies and rate plans to increase penetration, improve customer retention and increase usage;

     - targeted product and service deployment to introduce new features and network solutions to stimulate increased usage and improve customer satisfaction and retention; and

     - integration of multiple telecommunications services such as cellular, residential long distance and paging into a single product offering, including one bill, to improve customer retention and to increase sales and usage of all services offered by the Company.

     The Company believes that the strategies employed to meet existing competition will also be effective in competing against new service providers. Companies with Personal Communications Services ("PCS") licences have begun to offer their products and services in several of the Company's service areas. The Company has prepared for this new competitive environment by enhancing its networks, expanding its service territory, offering new features, products and services to its customers and simplifying its pricing of services. In addition, the Company intends to further capitalize on its incumbent position as a leading wireless provider in its markets by increasing revenues through aggressive customer acquisition, improving the retention rate of new and existing customers and enhancing its financial performance by continuing to improve operating margins.

                              RECENT DEVELOPMENTS

     In January 1997, the Company acquired additional ownership interests in certain majority owned partnerships and divested ownership interests in certain unconsolidated entities. In February 1997, the Company signed definitive agreements with BellSouth Corporation ("BellSouth") to combine ownership interests in two cellular partnerships in each of which the Company currently has a noncontrolling interest and BellSouth has a controlling interest and to transfer interests in two markets. Under the terms of the agreements, which are subject to FCC approval, the Company and BellSouth will combine their respective interests in two partnerships that own and control cellular licenses and operations in Richmond, Virginia and in Central Florida, including Orlando. The resulting partnership will be owned approximately 75% by BellSouth and 25% by the Company. In addition, the Company will contribute its 20% ownership interest in another unconsolidated entity, Georgia Rural Service Area #1 in Dalton, Georgia, and cash. Upon completion of this transaction, the resulting partnership will appoint the Company as manager of the Richmond, Virginia cellular operation, which previously was managed by BellSouth. In a separate transaction, BellSouth will acquire the Dothan, Alabama, Metropolitan Statistical Area ("MSA") from the Company, and the Company will acquire BellSouth's 10% ownership interest in the Tallahassee, Florida, MSA. The combined effect of all of the transactions discussed above is expected to result in a net cash payment by the Company of approximately $100 million.

     On March 11, 1997, the Company announced that its customer growth in the first quarter of 1997 is expected to substantially exceed its customer gain of 94,605 during the first quarter of 1996. The Company expects results for the first quarter of 1997 to be adversely affected by higher customer acquisition costs resulting from such customer growth. The first quarter customer growth is attributed to the Company's new brand positioning which was launched in March 1996; continued promotional activity; and the introduction of simplified pricing plans. The Company's new roaming rate plans, which were implemented earlier this year as part of the pricing simplification effort, are expected to reduce operating revenues by approximately $4 million to $5 million in the first quarter of 1997.

     In January 1997, the Company reported that it incurred cellular fraud losses, primarily in December 1996, that were $6 million higher than its historical cellular fraud level of 1 percent of service revenues. Although the losses attributable to cellular fraud have declined in 1997, such losses are expected to average approximately $3 million per month, above historical rates, in the first quarter of 1997.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

     Set forth below are summary consolidated financial and operating data with respect to the Company for each of the five fiscal years in the period ended December 31, 1996. The summary consolidated financial data have been derived from audited financial statements. The consolidated financial statements as of December 31, 1996 and for the year then ended have been audited by Ernst & Young LLP as set forth in their report not included or incorporated by reference herein. The consolidated financial statements as of December 31, 1995 and 1994 and for each of the three years in the period then ended have been audited by Ernst & Young LLP as set forth in their report incorporated by reference herein. The consolidated financial statements as of December 31, 1992 and for the year then ended have been audited by Arthur Andersen LLP. The summary consolidated financial data presented below should be read in conjunction with the consolidated financial statements and related notes incorporated by reference herein.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
                (THOUSANDS OF DOLLARS, EXCEPT PER CUSTOMER DATA)

                                                         FOR THE YEAR ENDED AND AS OF DECEMBER 31,
                                            --------------------------------------------------------------------
                                              1996(1)         1995          1994          1993          1992
                                            -----------   ------------   -----------   -----------   -----------
OPERATING REVENUES
Cellular Service Revenues.................  $ 1,052,726   $   789,459    $   569,793   $   372,674   $   253,593
Equipment Sales...........................       43,146        44,956         56,682        37,806        26,526
                                            -----------   -----------    -----------   -----------   -----------
    Total Operating Revenues..............    1,095,872       834,415        626,475       410,480       280,119
                                            -----------   -----------    -----------   -----------   -----------
OPERATING EXPENSES
Cost of Service...........................       99,745        68,223         51,071        37,912        29,689
Cost of Equipment Sales...................      104,327       109,441         79,000        43,376        30,974
Other Operations Expense..................       55,776        40,591         30,905        20,767        16,835
Sales, Marketing and Advertising
  Expenses................................      206,147       141,505        136,501       101,737        65,263
General, Administrative and Other
  Expenses................................      263,191       214,536        150,985       111,877        88,114
Depreciation and Amortization.............      146,841       114,731         92,435        75,009        52,052
                                            -----------   -----------    -----------   -----------   -----------
    Total Operating Expenses..............      876,027       689,027        540,897       390,678       282,927
                                            -----------   -----------    -----------   -----------   -----------
OPERATING INCOME (LOSS)...................      219,845       145,388         85,578        19,802        (2,808)
Interest Expense..........................     (106,364)     (127,240)       (98,437)      (85,409)      (86,662)
Minority Interests in Net Income of
  Consolidated Entities...................      (46,622)      (34,269)       (22,110)       (9,697)       (4,467)
Equity in Net Income of Unconsolidated
  Entities................................       50,234        40,016         26,390        19,646        13,251
Other Income (Expense), net...............          255          (185)        (5,481)       (1,351)        1,157
                                            -----------   -----------    -----------   -----------   -----------
Income (Loss) Before Income Taxes and
  Cumulative Effects of Changes in
  Accounting Principles...................      117,348        23,710        (14,060)      (57,009)      (79,529)
Income Tax Expense (Benefit)..............       57,829        25,405          5,697        (7,112)      (17,309)
                                            -----------   -----------    -----------   -----------   -----------
Income (Loss) Before Cumulative Effects of
  Changes in Accounting Principles........       59,519        (1,695)       (19,757)      (49,897)      (62,220)
Cumulative Effects of Changes in
  Accounting Principles, net..............           --            --             --        (1,587)       (3,302)
                                            -----------   -----------    -----------   -----------   -----------
NET INCOME (LOSS).........................  $    59,519   $    (1,695)   $   (19,757)  $   (51,484)  $   (65,522)
                                            ===========   ===========    ===========   ===========   ===========

NET INCOME (LOSS) PER SHARE (IN
  DOLLARS)(2).............................  $      0.50   $     (0.01)   $     (0.17)  $     (0.45)  $     (0.58)
                                            ===========   ===========    ===========   ===========   ===========

RATIO OF EARNINGS TO FIXED CHARGES(3).....         2.05          1.32             --            --            --

                                                         FOR THE YEAR ENDED AND AS OF DECEMBER 31,
                                            --------------------------------------------------------------------
                                              1996(1)         1995          1994          1993          1992
                                            -----------   ------------   -----------   -----------   -----------
OTHER OPERATING DATA:
EBITDA(4).................................  $  3  66,686   $    260,119   $   178,013   $    94,811   $    49,244
EBITDA Margin(5)..........................         34.83%         32.95%        31.24%        25.44%        19.42%
Capital Expenditures(6)...................  $    300,123   $    323,651   $   264,333   $   165,684   $   120,428
Controlled POPs(7)........................    24,192,590     19,670,534    19,670,534    19,472,324    19,362,570
Controlled Customers(8)...................     2,156,412      1,501,757     1,039,989       652,456       391,671
Gross Customer Additions(9)...............       874,318        734,612       563,193       369,842       216,948
Net Customer Additions(10)................       469,785        461,768       390,690       260,785       139,461
Average Customers(11).....................     1,776,040      1,240,970       810,753       490,424       316,312
Churn(12).................................          1.86%          1.81%         1.80%         1.86%         2.03%
Penetration(13)...........................          8.91%          7.63%         5.29%         3.35%         2.02%
Service Revenue per Average Customer per
  Month(14)...............................  $      49.39   $      53.01   $     58.57   $     63.33   $     66.81
Cost to Acquire a New Customer(15)........  $        302   $        280   $       282   $       290          $321

                                                  DECEMBER 31, 1996
                                            -----------------------------
                                                                  AS
                                              ACTUAL         ADJUSTED(16)
                                            -----------      ------------
BALANCE SHEET DATA:
Working Capital (Deficit) (17)............  $  (122,005)     $  (122,005)
Property, Plant and Equipment, net........  $ 1,083,426      $ 1,083,426
Total Assets..............................  $ 2,812,069      $ 2,812,069
Short-Term Debt...........................  $    43,750      $    43,750
Long-Term Debt............................  $ 1,699,778      $ 1,699,778
Total Shareowners' Equity.................  $   462,500      $   462,500

---------------

 (1) On November 1, 1996, the Company completed its acquisition of Independent Cellular Network, Inc. and affiliated companies (the "ICN Acquisition") which own and operate cellular licenses and related systems and assets in Kentucky, Ohio, Pennsylvania and West Virginia and provide cellular service to approximately 140,000 customers. The Company acquired the licenses from Independent Cellular Network Partners and certain of its affiliates for approximately $519 million, comprising 6,500,000 shares of the Company's common stock, $122 million in aggregate principal amount of the Company's subordinated promissory notes and the Company's assumption of $240 million of Independent Cellular Network Partner's senior debt, which was immediately refinanced with borrowings under the Credit Facility (as defined below). The remaining portion of the purchase price was paid in cash. The ICN Acquisition was accounted for as a purchase and its results of operations are included in the consolidated financial statements from the date of acquisition. Assets and liabilities have been recorded at estimated fair value based on a preliminary allocation of the purchase price. Unaudited combined pro forma financial statements which present historical financial information as if the ICN Acquisition had occurred in previous periods are included in the Company's Current Reports on Form 8-K dated November 1, 1996 and January 24, 1997 incorporated by reference herein.

     On July 26, 1995, Sprint Corporation ("Sprint") announced that its Board of Directors decided to pursue a tax-free spinoff of the Company to Sprint shareholders. In the FCC auction of wireless PCS licenses, Sprint Spectrum LP won the rights to several markets that overlap service territories operated by the Company. Under FCC rules, Sprint was required to divest or reduce its cellular holdings in certain markets to clear conflicts with the PCS licenses awarded to Sprint Spectrum LP. For these reasons, Sprint and its Board of Directors decided to pursue a spinoff of the cellular operations of Sprint. On March 7, 1996, the spinoff was consummated. In conjunction with the spinoff, the Company repaid $1.4 billion of intercompany debt to Sprint. The remaining intercompany debt, net of receivables from affiliates, was contributed to the Company by Sprint as additional paid-in capital. Funding for the repayment was derived from the proceeds of $900 million of senior notes issued under an indenture and approximately $500 million of initial borrowings under the Credit Facility. In addition, a recapitalization of the Company's common stock was effected pursuant to which the Company split the 10 shares of issued and outstanding common stock into 116,733,983 new shares of common stock to allow for the pro rata distribution of such stock to the common shareholders of Sprint. This distribution was effected as a tax-free dividend.

 (2) In 1996, net income per share amounts were based on the weighted average number of shares outstanding, including common stock equivalents. In prior years, net loss per share amounts were based on the weighted average number of Sprint shares outstanding, including common stock equivalents, for each respective period, adjusted for a conversion ratio of one share of the Company's common stock to three shares of Sprint common stock.

 (3) The ratio of earnings to fixed charges have been computed by dividing fixed charges into the sum of (a) income (loss) before cumulative effects of changes in accounting principles, less capitalized interest, and with adjustments to appropriately reflect the Company's majority-owned, 50%-owned and less-than-50%-owned affiliates, (b) income taxes and (c) fixed charges. Fixed charges consist of interest on all indebtedness and the interest component of operating rents, with adjustments as appropriate to reflect the Company's 50%-owned affiliates. For each of the three years in the period ended December 31, 1994, the deficit of earnings to fixed charges was $8,912,000, $60,217,000 and $94,819,000, respectively.

 (4) EBITDA is defined as operating income (loss) plus depreciation and amortization. EBITDA, however, is not a measure determined in accordance with generally accepted accounting principles ("GAAP") and should not be considered in isolation or as a substitute for or an alternative to net income (loss), cash flow provided by operating activities or other income or cash flow data prepared in accordance with GAAP or as a measure of a company's operating performance or liquidity.

 (5) EBITDA Margin represents EBITDA divided by Cellular Service Revenues.

 (6) Capital Expenditures exclude acquisitions.

 (7) Controlled POPs refers to the estimated population with respect to a service area in the Company's controlled markets at the end of the respective periods. The Controlled POPs information is based on Strategic Mapping, Inc. data.

 (8) Controlled Customers refers to all of the customers in the Company's controlled markets at the end of the respective periods.

 (9) Gross Customer Additions represent the number of additional customers to which the Company provided service during each respective period, excluding customers added through acquisitions in that period.

(10) Net Customer Additions represents the number of Gross Customer Additions less customers who disconnect service for each respective period, excluding customers added or subtracted through acquisitions or divestitures.

(11) Average Customers represents a 13-month rolling average.

(12) Churn represents the average monthly rate of customer disconnects.

(13) Penetration is determined by dividing the Controlled Customers by Controlled POPs.

(14) Service Revenue per Average Customer per Month is determined by dividing Cellular Service Revenues by Average Customers, and dividing that result by 12.

(15) Cost to Acquire a New Customer represents cellular sales, marketing and advertising costs and losses on equipment sales, divided by Gross Customer Additions.

(16) Reflects the issuance of the Notes and the application of the net proceeds to be received by the Company, estimated to be approximately $200 million, to repay borrowings outstanding under the Credit Facility. See "Use of Proceeds."

(17) Working Capital (Deficit) is defined as current assets less current liabilities.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Notes, estimated to be $198,136,000, will be used for the repayment of a portion of the Company's long-term indebtedness outstanding under the Amended and Restated Credit Agreement, dated as of October 31, 1996, among the Company and a number of banks and institutional lenders (the "Credit Facility"). As of February 28, 1997, the Company had approximately $725 million in borrowings outstanding under the Credit Facility with an average interest rate equal to 6.03%. Borrowings outstanding under the Credit Facility become due and payable on March 7, 2001 unless earlier repaid.

                              DESCRIPTION OF NOTES

     The Notes will be issued under an indenture dated as of March 1, 1997 (the "Indenture"), between the Company and Citibank, N.A., as trustee (the "Trustee"). The following description of the particular terms of the Notes supplements, and to the extent inconsistent therewith, replaces the description of the general terms and provisions of the Debt Securities set forth under "Description of Debt Securities" in the accompanying Prospectus, to which reference is hereby made. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject, and are qualified in their entirety by reference, to all the provisions of the Notes and the Indenture, including the definitions therein of certain terms. Wherever particular sections or defined terms of the Indenture are referred to herein, such sections or defined terms are incorporated by reference herein.

GENERAL

     The Notes will constitute a series of Debt Securities described in the accompanying Prospectus, will mature on April 1, 2009, and will be limited to an aggregate principal amount of $200,000,000. The Notes will bear interest at the rate of 7.60% per annum from March 17, 1997, or from the most recent interest payment date to which interest has been paid, payable semiannually on April 1 and October 1 of each year, beginning on October 1, 1997 to the persons who are registered holders of the Notes at the close of business on the preceding March 15 or September 15, as the case may be.

     Principal of, premium, if any, and interest on the Notes will be payable in immediately available funds, and the Notes will be exchangeable and transferable, at an office or agency of the Company, one of which will be maintained for such purpose in The City of New York (which initially will be the corporate trust office of the Trustee) or such other office or agency permitted under the Indenture and located in The City of New York; provided, however, that payment of interest may be made at the option of the Company by check mailed to the person entitled thereto as shown on the Security Register. The Notes will be issued only in fully registered form without coupons, in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any transfer or exchange of the Notes, but the Company may require payment of a sum sufficient to cover any tax or governmental charge payable in connection therewith.

     Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal to DTC will be made by the Company in immediately available funds. The Notes will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will therefore settle in immediately available funds on trading activity in the Notes.

RANKING

     The Notes will be senior unsecured obligations of the Company and will rank pari passu with all unsubordinated unsecured indebtedness of the Company, and will be senior in right of payment to all future subordinated indebtedness of the Company. All existing and future indebtedness and other liabilities of the Company's subsidiaries, however, will be effectively senior in right of payment to the Notes. As of December 31, 1996, the total balance sheet liabilities of the Company's subsidiaries (including current trade payables and accrued liabilities but excluding deferred income tax liabilities), were approximately $167 million. The Company and its subsidiaries have other liabilities, including contingent liabilities, which may be significant. Moreover, claims of creditors of the Company's subsidiaries, including trade creditors, will generally have a priority as to the assets of such subsidiaries over the claims of the Company and the holders of the Company's indebtedness, including the Notes. See "Description of Debt Securities -- Ranking" in the accompanying Prospectus. Indebtedness may be incurred by subsidiaries of the Company, subject to certain limitations, which will effectively be senior in right of payment to the Notes. See "Description of Debt Securities -- Restrictions Under 1996 Indenture and Credit Facility" in the accompanying Prospectus.

OPTIONAL REDEMPTION

     The Notes will be redeemable as a whole or in part, at the option of the Company, at any time at a redemption price equal to the greater of (i) 100% of their principal amount and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 20 basis points, plus in each case accrued interest thereon to the date of redemption.

     "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue (as defined below), assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price (as defined below) for such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker (as defined below) as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes. "Independent Investment Banker" means one of the Reference Treasury Dealers (as defined below) appointed by the Company.

     "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations (as defined below) for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Company obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Company, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Company by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

     "Reference Treasury Dealer" means each of Salomon Brothers Inc, J.P. Morgan Securities Inc. and Lehman Brothers Inc. and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in The City of New York (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date, to each registered holder of Notes to be redeemed.

     Unless the Company defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Notes or portions thereof called for redemption.

SINKING FUND

     The Notes will not be subject to any sinking fund.

PURCHASE AT THE OPTION OF HOLDERS UPON A CHANGE OF CONTROL

     Upon the occurrence of a Change of Control Triggering Event, each holder of Notes shall have the right to require the Company to purchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder's Notes pursuant to the Change of Control Offer related thereto at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the purchase date. Without the appropriate consent of the holders of the Notes, neither the Board of Directors of the Company nor the Trustee may waive the provisions of the Indenture requiring the Company to make a Change of Control Offer upon a Change of Control Triggering Event. Events that could cause a Change of Control Triggering Event to occur may not require the approval by the Company's Board of Directors. See "Description of Debt Securities -- Purchase at the Option of Holders Upon a Change of Control" in the accompanying Prospectus.

BOOK-ENTRY SYSTEM

     The Notes will initially be issued in the form of one or more global securities (the "Global Securities") held in book-entry form. Accordingly, DTC, or any successor depository, (the "Depository"), or its nominee will initially be the sole registered holder of the Notes for all purposes under the Indenture.

     Upon the issuance of a Global Security, the Depository or its nominee will credit the accounts of persons holding through it with the respective principal amounts of the Notes represented by such Global Security purchased by such person in connection with the sale of the Notes. Such accounts shall be designated by the Underwriters with respect to Notes sold by such Underwriters. Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with the Depository ("participants") or persons that may hold interests through participants. Ownership of beneficial interests by participants in a Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depository for such Global Security. Ownership of beneficial interests in such Global Security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interest in a Global Security.

     Payment of principal and interest on Notes represented by any such Global Security will be made to the Depository or its nominee, as the case may be, as the sole registered owner and the sole holder of the Notes represented thereby for all purposes under the Indenture. None of the Company, the Trustee, any agent of the Company, or the Underwriters will have any responsibility or liability for any aspect of the Depository's records relating to or payments made on account of beneficial ownership interests in a Global Security representing any Notes or for maintaining, supervising, or reviewing any of the Depository's records relating to such beneficial ownership interests.

     The Company has been advised by the Depository that upon receipt of any payment of principal of, or interest on, any Global Security, the Depository will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such Global Security as shown on the records of the Depository. Payments by participants to owners of beneficial interests in a Global Security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in "street name" and will be the sole responsibility of such participants.

     A Global Security may not be transferred except as a whole by the Depository or a nominee of such Depository to a nominee of the Depository. A Global Security is exchangeable for certificated Notes only if (i) the Depository notifies the Company that it is unwilling or unable to continue as a depositary for such Global Security or if at any time the Depository ceases to be a clearing agency registered under the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) the Company executes and delivers to the Trustee a notice that such Global Security shall be so transferable, registerable, and exchangeable, and such transfers shall be registerable or (iii) there shall have occurred and be continuing an Event of Default or an event which, with the giving of notice or lapse of time or both, would constitute an Event of Default with respect to the Notes represented by such Global Security. Any Global Security that is exchangeable for certificated Notes pursuant to the preceding sentence will be transferred to, and registered and exchanged for, certificated Notes in authorized denominations and registered in such names as the depositary holding such Global Security may direct. Subject to the foregoing, a Global Security is not exchangeable, except for a Global Security of like denomination to be registered in the name of the Depository or its nominee. In the event that a Global Security becomes exchangeable for certificated Notes, (i) certificated Notes will be issued only in fully registered form in denominations of $1,000 or integral multiples thereof, (ii) payment of principal, any repurchase price, and interest on the certificated Notes will be payable, and the transfer of the certificated Notes will be registerable, at the office or agency of the Company maintained for such purposes and (iii) no service charge will be made for any registration of transfer or exchange of the certificated Notes, although the Company may require payment of a sum sufficient to cover any tax or governmental charge imposed in connection therewith.

     So long as the Depository, or its nominee, is the registered owner of such Global Security, the Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Security for the purposes of receiving payment on the Notes, receiving notices, and for all other purposes under the Indenture and the Notes. Beneficial interests in Notes will be evidenced only by, and transfers thereof will be effected only through, records maintained by the Depository and its participants. Cede & Co. has been appointed as the nominee of the Depository. Except as provided above, owners of beneficial interests in a Global Security will not be entitled to and will not be considered the holders thereof for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of the Depository, and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture, including suing for nonpayment of principal or interest. The Depository has advised the Company in the Indenture that it will exercise the rights of a holder thereunder only at the direction of one or more participants whose accounts have been credited with interests in a Global Security and will do so only with regard to the total credited interests in a Global Security which have been so directed. As a result, in the event that the Company requests any action of holders or that an owner of a beneficial interest in a Global Security desires to give or take any action which a holder is entitled to give or take under the Indenture, the Depository would authorize the participants holding the relevant beneficial interest to give or take such action and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     DTC has advised the Company that DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the Exchange Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations, and certain other organizations some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers, and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell the Notes to each of the Underwriters named below, and each of the Underwriters have severally agreed to purchase from the Company the aggregate principal amount of the respective Notes set forth opposite their respective names.

                                                                PRINCIPAL AMOUNT
UNDERWRITERS                                                        OF NOTES
------------                                                    ----------------
Salomon Brothers Inc........................................      $100,000,000
Lehman Brothers Inc.........................................        50,000,000
J.P. Morgan Securities Inc..................................        50,000,000
                                                                  ------------
     Total..................................................      $200,000,000
                                                                  ============

     The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the Notes are subject to certain conditions precedent. In the event of a default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated. The Underwriters will be obligated to purchase all the Notes offered hereby if any Notes are purchased.

     The Underwriters have advised the Company that they propose initially to offer the Notes to the public at the public offering price set forth for such Notes on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of 0.400% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a discount not in excess of 0.250% of the principal amount of the Notes on sales to certain other dealers. After the initial public offering, the public offering prices, concession and discount may be changed.

     The Company has agreed not to offer, sell or contract to sell, or otherwise dispose of, or announce the offering of, any Debt Securities for a period of 30 days from the date of this Prospectus Supplement without the prior consent of Salomon Brothers Inc.

     The Notes are a new issue of securities with no established trading market and the Company does not intend to apply for listing of the Notes on any national securities exchange. The Company has been advised by the Underwriters that the Underwriters currently intend to make a market in the Notes. However, the Underwriters are not obligated to do so and may discontinue any market making activities at any time without notice. Accordingly, no assurance can be given about the development or liquidity of any trading market for the Notes.

     Salomon Brothers Inc, J.P. Morgan Securities Inc. and Lehman Brothers Inc. have performed various financial advisory and investment banking services for the Company from time to time, for which they have received or will receive customary fees. Morgan Guaranty Trust Company of New York, an affiliate of J.P. Morgan Securities Inc., expects to receive approximately $7 million of principal repayment of indebtedness outstanding under the Credit Facility from the net proceeds of the sale of the Notes.

     The Company has agreed to indemnify the Underwriters against certain civil liabilities, including certain liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriters may be required to make in respect thereof.

     Salomon Brothers Inc, on behalf of the Underwriters, may engage in stabilizing transactions and syndicate covering transactions in accordance with Rule 104 under the Exchange Act. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Such stabilizing transactions and syndicate covering transactions may cause the price of the Notes to be higher than it would otherwise be in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

                                 LEGAL OPINIONS

     Certain legal matters in connection with the sale of the Notes, including with respect to the legality of the Notes offered hereby, will be passed upon for the Company by Kevin C. Gallagher, Esq., Senior Vice President, General Counsel and Secretary of the Company, and for the Underwriters by Cravath, Swaine & Moore, New York, New York.

PROSPECTUS


                          360 COMMUNICATIONS COMPANY

                                 DEBT SECURITIES
                      WARRANTS TO PURCHASE DEBT SECURITIES

                               -----------------


          360 Communications Company (the"Company") may offer from time to time its unsecured senior debt securities (the "Debt Securities") and/or warrants (the "Warrants") to purchase Debt Securities at prices and on terms to be determined when an agreement to sell is made or at the time or times of sale, as the case may be. The Debt Securities and the Warrants offered pursuant to this Prospectus may be issued in one or more series or issuances, as the case may be, and the aggregate initial offering price thereof will not exceed $500,000,000. The Debt Securities and the Warrants are collectively referred to herein as the "Securities."

          This Prospectus will be supplemented by an accompanying prospectus supplement or supplements ("Prospectus Supplement") that will set forth, in the case of any Debt Securities for which this Prospectus is being delivered ("Offered Debt Securities"), the form in which such Debt Securities are to be issued and the designation thereof, the aggregate principal amount, rate or rates (or method of calculation thereof) and times of payment of interest, maturity or maturities, the purchase price or prices and initial offering price or prices, redemption or repurchase provisions, if any, and other specific terms of such Debt Securities and, in the case of any Warrants for which this Prospectus is being delivered ("Offered Warrants"), a description of the Debt Securities for which each such Warrant is exercisable and the offering price, if any, exercise price, duration, detachability and other specific items of such Warrants. See "Description of Debt Securities" and "Description of Warrants" herein.

                               -----------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                   THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.


          The Company may sell the Securities to or through underwriters, dealers or agents, or directly to one or more purchasers. The Prospectus Supplement will set forth the names of underwriters or agents, if any, any applicable commissions or discounts and the net proceeds to the Company from any such sale. See "Plan of Distribution" for possible indemnification arrangements for underwriters, dealers and agents.


                               -----------------

                The date of this Prospectus is February 13, 1997.

                              AVAILABLE INFORMATION

          The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Registration Statement of which this Prospectus is a part, as well as reports, proxy statements and other information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048; and Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street N.W., Washington, D.C. 20549 at prescribed rates. Such material may also be accessed electronically by means of the Commission's Web site maintained on the Internet at http://www.sec.gov. Such reports and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005; The Chicago Stock Exchange, Incorporated, 440 South LaSalle Street, Chicago, Illinois 60605; and The Pacific Stock Exchange Incorporated, 301 Pine Street, San Francisco, California 94104.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The following documents have been filed by the Company with the Commission pursuant to the Exchange Act and are hereby incorporated herein by reference and made a part of this Prospectus:

          (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as amended and supplemented by Form 10-K/A thereto filed with the Commission on April 15, 1996.

          (b) The Company's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1996, June 30, 1996 and September 30, 1996.

          (c) The Company's Current Reports on Form 8-K dated March 26, 1996, April 23, 1996, July 16, 1996, October 15, 1996, November 1, 1996 and January 24, 1997.

          All documents filed by the Company with the Commission pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

          THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A COPY OF THIS PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS REFERRED TO ABOVE WHICH HAVE BEEN OR MAY BE INCORPORATED BY REFERENCE IN THIS PROSPECTUS (NOT INCLUDING THE EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS). REQUESTS FOR SUCH DOCUMENTS SHOULD BE DIRECTED TO 360 COMMUNICATIONS COMPANY, 8725 W.
HIGGINS ROAD, CHICAGO, ILLINOIS 60631-2702, ATTENTION: INVESTOR RELATIONS, TELEPHONE (773) 399-2500.

                                   THE COMPANY

          The Company is one of the leading and most established wireless communications companies in the United States. As of December 31, 1996, the Company served approximately 2 million customers in more than 100 markets in 16 states. The Company's interests in these markets represent approximately 20.9 million Net POPs as of December 31, 1996. The Company also owns, as of December 31, 1996, minority interests in 53 additional cellular telephone markets representing approximately 4.4 million Net POPs, including markets located in New York, New York; Chicago, Illinois; Houston, Texas; and Orlando, Florida. The Company sells and markets wireless voice and data services and related products, as well as residential long distance service, through a distribution network consisting of nationally recognized and local dealers, full service retail stores and a direct sales force. "Net POPs" refers to the estimated population with respect to a given service area multiplied by the percentage interest that the Company owns in the entity licensed by the Federal Communications Commission to operate a cellular communications system within that service area.

          The Company was incorporated under the laws of the State of Delaware in 1982. In March 1993, Centel Corporation, then the Company's immediate parent, merged with a wholly-owned subsidiary of Sprint Corporation ("Sprint"). In February 1996, the Company, then known as Sprint Cellular Company, changed its name to 360 Communications Company. On March 7, 1996, Sprint completed the spin-off of the Company through a pro rata distribution to Sprint shareholders of all of the Common Stock of the Company.

          The Company's principal executive offices are located at 8725 W. Higgins Road, Chicago, Illinois 60631- 2702, and its telephone number is (773) 399-2500.


                                 USE OF PROCEEDS

          Unless otherwise indicated in an accompanying Prospectus Supplement, the net proceeds to be received by the Company from the sale of the Securities will be available for general corporate purposes of the Company and may be used for the repayment of short-term debt and borrowings under the Company's revolving credit facility and for the funding of future acquisitions, capital expenditures and working capital requirements.


                       RATIO OF EARNINGS TO FIXED CHARGES

          The following table sets forth the ratio of earnings to fixed charges for the Company and its subsidiaries for the periods indicated:



                                      NINE MONTHS
                                          ENDED                                 YEARS ENDED DECEMBER 31,
                                       SEPTEMBER 30,          ---------------------------------------------------
                                          1996                 1995       1994        1993        1992       1991
                                     --------------           ------     ------      ------      ------     -----
Ratio of Earnings to
Fixed Charges(1):                        2.23                  1.32        --          --           --         --

----------

(1) The ratio of earnings to fixed charges have been computed by dividing fixed charges into the sum of (a) income (loss) before cumulative effects of changes in accounting principles, less capitalized interest, and with adjustments to appropriately reflect the Company's majority-owned, 50%-owned and less-than-50%-owned affiliates, (b) income taxes and (c) fixed charges. Fixed charges consist of interest on all indebtedness and the interest component of operating rents, with adjustments as appropriate to reflect the Company's 50%-owned affiliates. For each of the four years in the period ended December 31, 1994, the deficit of earnings to fixed charges was $8,912,000, $60,217,000, $94,819,000 and $77,607,000, respectively.

                         DESCRIPTION OF DEBT SECURITIES

          The Debt Securities will constitute senior unsecured debt securities of the Company and will be issued under an Indenture (the "Indenture") to be entered into between the Company and Citibank, N.A., as trustee (the "Trustee"). A copy of the Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Indenture do not purport to be complete and are qualified in their entirety by express reference to the detailed provisions of the Indenture, including the definitions therein of certain terms. References to article and section numbers under this heading are to articles and section numbers in the Indenture. Terms used under this heading or in any Prospectus Supplement relating to the Offered Debt Securities which are defined under this heading are so defined solely with reference to the Offered Debt Securities.

GENERAL

          The Indenture does not limit the aggregate principal amount of Debt Securities that can be issued thereunder and provides that Debt Securities of any series may be issued thereunder up to the aggregate principal amount that may be authorized from time to time by the Company. (Art. Three, Sec. 301) The Indenture does not limit the aggregate principal amount of other indebtedness or securities that may be issued by the Company. See "Restrictions Under 1996 Indenture and Credit Facility" below for a description of provisions contained in the 1996 Indenture (as defined below) and the Credit Facility (as defined below) that may restrict the Company's ability to issue Debt Securities under the Indenture.

          Reference is made to the applicable Prospectus Supplement for the following terms of the Offered Debt Securities (among others): (i) the title of such Offered Debt Securities; (ii) the limit, if any, upon the aggregate principal amount of such Offered Debt Securities that may be issued; (iii) the rate or rates, or the method of determination thereof, at which such Offered Debt Securities will bear interest, if any, and the date or dates from which such interest shall accrue; (iv) the dates on which such interest will be payable (each, an "Interest Payment Date") and the regular record dates for the interest payable on such Interest Payment Dates; (v) the obligation, if any, of the Company to redeem or purchase such Offered Debt Securities pursuant to any sinking fund or analogous provisions or at the option of the holder thereof and the periods within which or the dates on which, the prices at which and the terms and conditions upon which such Offered Debt Securities will be redeemed or purchased, in whole or in part, pursuant to such obligations; (vi) the periods within which or the dates on which, the prices at which and the terms and conditions upon which such Offered Debt Securities may be redeemed, if any, in whole or in part, at the option of the Company; (vii) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which such Offered Debt Securities will be issuable; (viii) whether such Offered Debt Securities are to be issued in whole or in part in the form of one or more global Debt Securities and, if so, the identity of the depositary for such global Debt Securities; and (ix) any other terms of such Offered Debt Securities not inconsistent with the provisions of the Indenture.

          The Indenture does not contain any covenants or other provisions that are specifically intended to afford holders of the Debt Securities special protection in the event of a highly leveraged transaction.

RANKING

        The Debt Securities will be senior unsecured obligations of the Company, will rank pari passu in right of payment with all existing and future unsubordinated, unsecured indebtedness of the Company ("Senior Indebtedness"), including indebtedness under the 1996 Indenture and the Credit Facility, and will be senior in right of payment to all future subordinated indebtedness of the Company. (Art. Three, Sec. 301) As of December 31, 1996, $900 million of the Company's senior notes issued under an Indenture (the "1996 Indenture") dated as of March 7, 1996 between the Company and Citibank, N.A., as Trustee, were outstanding and approximately $680 million in borrowings were outstanding under the Amended and Restated Credit Agreement (the"Credit Facility") dated as of October 31, 1996 among the Company and a number of banks and institutional lenders. As of December 31, 1996, $122 million in aggregate principal amount of debt subordinated to the Senior Indebtedness was outstanding.

          All existing and future indebtedness and other liabilities of the Company's subsidiaries, however, will be effectively senior in right of payment to the Debt Securities. Claims of creditors of the Company's subsidiaries, including trade creditors, will generally have a priority as to the assets of such subsidiaries over the claims of the Company and the holders of the Company's indebtedness, including the Debt Securities. The Indenture does not limit the amount of indebtedness that may be incurred by subsidiaries of the Company.

          The Debt Securities will be obligations exclusively of the Company. Since the operations of the Company are primarily conducted through subsidiaries of the Company, the cash flow and the consequent ability to service debt, including the Debt Securities, of the Company is primarily dependent upon the earnings of such subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by, such subsidiaries to the Company. The payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory or contractual restrictions, are dependent upon the earnings of such subsidiaries and are subject to various business considerations.

PAYMENT OF DEBT SECURITIES; TRANSFERS; EXCHANGES

          Except as may be provided in the applicable Prospectus Supplement, interest, if any, on each Offered Debt Security payable on each Interest Payment Date will be paid by check mailed to the person in whose name such Debt Security is registered (the registered holder of any Debt Security being herein called a "Holder") as of the close of business on the regular record date relating to such Interest Payment Date; provided, however, that interest payable at maturity (whether at stated maturity, upon redemption or otherwise, hereinafter "Maturity") will be paid to the person to whom principal is paid. However, if there has been a default in the payment of interest on any Debt Security, such defaulted interest may be payable to the Holder of such Debt Security as of the close of business on a date selected by the Trustee not more than 15 days and not less than 10 days prior to the date proposed by the Company for payment of such defaulted interest.

          Principal of and premium, if any, and interest, if any, on the Debt Securities at Maturity will be payable upon presentation of the Debt Securities at the principal corporate trust office of the Trustee in New York, New York. The Company may change the place of payment on the Debt Securities, may appoint one or more paying agents (including the Company) and may remove any paying agent, all in its discretion. The applicable Prospectus Supplement will identify any new place of payment and any paying agent appointed, and will disclose the removal of any paying agent effected, prior to the date of such Prospectus Supplement.

          The transfer of Debt Securities may be registered and Debt Securities may be exchanged for other Debt Securities of authorized denominations and of like tenor and aggregate principal amount, at the principal corporate trust office of the Trustee in New York, New York. The Company may change the place for registration of transfer of the Debt Securities, may appoint one or more additional security registrars or transfer agents (including the Company) and may remove any security registrar or transfer agent appointed, all in its discretion. The applicable Prospectus Supplement will identify any new place for registration of transfer and any additional security registrar or transfer agent appointed, and will disclose the removal of any security registrar or transfer agent effected, prior to the date of such Prospectus Supplement. No service charge will be made for any transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Art. Three, Sec. 305) The Company will not be required (a) to issue, register the transfer of or exchange Debt Securities during a period of 15 days prior to giving any notice of redemption or (b) to issue, register the transfer of or exchange any Debt Security selected for redemption in whole or in part, except the unredeemed portion of any Debt Security being redeemed in part.

PURCHASE AT THE OPTION OF HOLDERS UPON A CHANGE OF CONTROL

        Upon the occurrence of a Change of Control Triggering Event (as defined below), each Holder of Debt Securities of any series subject to such Change of Control Triggering Event shall have the right to require the Company to purchase all or any part (equal to $1,000 or an integral multiple thereof) of such Holder's Debt Securities pursuant to the offer described below (the "Change of Control Offer") at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the purchase date (the "Change of Control Purchase Price"). Without the appropriate consent of the Holders of the Debt Securities of such series, neither the Board of Directors of the Company nor the Trustee may waive the provisions of the Indenture requiring the Company to make a Change of Control Offer upon a Change of Control Triggering Event with respect to the Debt Securities of such series. (Art. Ten, Sec. 1001)

          Within 30 days following any Change of Control Triggering Event, the Company shall (i) cause a notice of the Change of Control Offer to be sent at least once to the Dow Jones News Service or similar business news service in the United States and (ii) mail a notice to the Trustee and each Holder of Debt Securities of any series subject to such Change of Control Triggering Event stating (1) that a Change of Control Triggering Event has occurred and a Change of Control Offer is being made pursuant to the covenant in the Indenture entitled "Repurchase of Securities at Option of the Holder Upon a Change of Control" and that all Debt Securities of such series timely tendered will be accepted for payment; (2) the purchase price and the purchase date, which shall be, subject to any contrary requirement of applicable law, a business day no earlier than 30 days nor later than 60 days from the date such notice is mailed (the "Change of Control Payment Date"); (3) that any Debt Security of such series (or portion thereof) accepted for payment (and duly paid on the Change of Control Payment Date) pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Payment Date; (4) that any Debt Securities of such series (or portions thereof) not tendered will continue to accrue interest; (5) a description of the transaction or transactions constituting the Change of Control Triggering Event; and (6) the procedures that Holders of Debt Securities of such series must follow in order to tender their Debt Securities (or portions thereof) for payment and the procedures that Holders of Debt Securities of such series must follow in order to withdraw an election to tender their Debt Securities (or portions thereof) for payment. (Art. Ten, Sec. 1001)

          Under the Indenture, a "Change of Control Triggering Event" is defined as the occurrence of both a Change of Control (as defined below) and a Rating Decline (as defined below) with respect to the Debt Securities of any series. "Change of Control" is defined as the occurrence of any of the following events:
(i) any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Exchange Act (provided that a group formed solely for the purpose of voting securities shall not be deemed to be a group for purposes of this definition)) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 35% or more of the total voting power of the fully diluted Voting Stock (defined as all classes of capital stock normally entitled to vote in the election of directors) of the Company; (ii) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with new directors whose election by the Board of Directors of the Company or whose nomination for election by the shareholders of the Company was approved by a vote of 66 2/3% of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office; (iii) the Company consolidates or merges with or into any other Persons (as defined below) or any other Person consolidates or merges with or into the Company, in either case, other than a consolidation or merger (a) with a wholly-owned subsidiary of the Company in which all of the Voting Stock of the Company outstanding immediately prior to the effectiveness thereof is changed into or exchanged for substantially the same consideration or (b) pursuant to a transaction in which the outstanding Voting Stock of the Company is changed into or exchanged for cash, securities or other property with the effect that the "beneficial owners" (as such term is used in Section 13(d) of the Exchange Act) of the outstanding Voting Stock of the Company immediately prior to such transaction, beneficially own, directly or indirectly, more than 50% of the total voting power of the fully diluted Voting Stock of the surviving corporation immediately following such transaction; or (iv) the Company sells, conveys, transfers or leases, directly or indirectly, all or substantially all of its assets to any Person other than a wholly-owned subsidiary of the Company. "Person" is defined as any individual, corporation, company (including any limited liability company), partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

          A "Rating Decline" with respect to the Debt Securities of any series is defined under the Indenture as the occurrence of the following on, or within 90 days after the date of public notice of the occurrence of a Change of

Control or of the intention by the Company to effect a Change of Control (which period shall be extended so long as the rating assigned to the Debt Securities of such series is under publicly announced consideration for the possible downgrade by any of Standard & Poor's Rating Group, a division of McGraw Hill, Inc. ("S&P"), Duff & Phelps Credit Rating Co. ("Duff & Phelps") and Moody's Investors Service, Inc. ("Moody's") (or any successor to the respective rating agency businesses thereof, collectively, the "Rating Agencies")): (a) in the event the Debt Securities of such series are assigned an Investment Grade Rating (as defined below) by at least two of the three Rating Agencies on the Rating Date (as defined below), the rating assigned to the Debt Securities of such series by at least two of the three Rating Agencies shall be below an Investment Grade Rating; or (b) in the event the Debt Securities of such series are rated below an Investment Grade Rating by at least two of the three Rating Agencies on the Rating Date, the rating assigned to the Debt Securities of such series by at least two of the three Rating Agencies shall be decreased by one or more gradations (including gradations within rating categories as well as between rating categories). "Investment Grade Rating" is defined as a rating equal to or higher than Baa3 (or the equivalent) by Moody's, BBB- (or the equivalent) by S&P and BBB- (or the equivalent) by Duff & Phelps. "Rating Date" is defined as the date which is 90 days prior to the earlier of (i) a Change of Control and (ii) public notice of the occurrence of a Change of Control or the intention of the Company to effect a Change of Control.

          The Company will comply to the extent then applicable and required by law with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder in connection with the purchase of Debt Securities in connection with a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions relating to the Change of Control Offer, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations described above by virtue thereof. (Art. Ten, Sec.
1002)

          Except as described above with respect to a Change of Control Triggering Event and except as may be set forth in the applicable Prospectus Supplement, the Holders of the Debt Securities of any series are not entitled to any other rights to require the Company to purchase or redeem their Debt Securities in the event of a takeover, recapitalization or similar restructuring.

          The 1996 Indenture contains change of control repayment provisions substantially identical to those contained in the Indenture. The occurrence of certain of the events that would constitute a Change of Control under the Indenture and the 1996 Indenture would constitute an event of default under the Credit Facility. If the Company is not able to obtain requisite consents or waivers from the lenders under the Credit Facility, the Company may be unable to fulfill its repurchase obligations following a Change of Control Triggering Event, thereby resulting in a default under the Indenture and the 1996 Indenture and permitting the pursuit of remedies thereunder. Future Senior Indebtedness of the Company may also contain prohibitions of certain events that would constitute a Change of Control or require such Senior Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the Holders of Debt Securities of any series of their right to require the Company to repurchase such Debt Securities could cause a default under such Senior Indebtedness, even if the Change of Control Triggering Event itself does not, due to the financial effect of such repurchase obligation on the Company. Finally, the Company's ability to pay cash to the Holders upon a repurchase may be limited by the Company's then existing financial resources. In the event that a Change of Control Offer occurs at a time when the Company does not have sufficient available funds to pay the Change of Control Purchase Price for all Debt Securities tendered pursuant to such offer, or a time when the Company is prohibited from purchasing such Debt Securities (and the Company is unable either to obtain the consent of the holders of the relevant indebtedness or to repay such indebtedness), an Event of Default (as defined below) would occur under the Indenture.

REDEMPTION

          Any terms for the optional or mandatory redemption of Offered Debt Securities by the Company (other than as discussed above under "Purchase at the Option of Holders Upon a Change of Control") will be set forth in the applicable Prospectus Supplement. Except as may otherwise be provided in the applicable Prospectus Supplement with respect to Offered Debt Securities redeemable at the option of the Holder, such Offered Debt Securities will be redeemable only upon notice, by mail, not less than 30 or more than 60 days prior to the date fixed for redemption, and if less than all of the Offered Debt Securities of any series, or any tranche thereof, are to be redeemed, the particular Offered Debt Securities will be selected by such methods as the Trustee deems fair and appropriate. (Art. Four, Sec. 403 and 404)

EVENTS OF DEFAULT

        The following constitute "Events of Default" under the Indenture with respect to each series of Debt Securities outstanding thereunder:

                    (a) failure to pay any interest on any Debt Security of such series within 30 days after the same becomes due and payable;

                    (b) failure to pay the principal of, or premium, if any, on any Debt Security of such series when the same becomes due and payable at maturity, upon acceleration, optional redemption, required purchase (including purchases described above under "Purchase at the Option of Holders Upon a Change of Control") or otherwise;

                    (c) failure to perform or breach of any covenant or warranty of the Company in the Indenture described under "Certain Covenants" below for 30 days after written notice to the Company by the Trustee, or to the Company and the Trustee by the Holders of at least 25% in principal amount of the Debt Securities of such series outstanding under the Indenture as provided in the Indenture;

                    (d) failure to perform or breach of any other covenant or warranty of the Company in the Indenture (other than a covenant or warranty of the Company in the Indenture solely for the benefit of one or more series of Debt Securities other than the Debt Securities of such series) for 60 days after written notice to the Company by the Trustee, or to the Company and the Trustee by the Holders of at least 25% in principal amount of the Debt Securities of such series outstanding under the Indenture as provided in the Indenture;

                    (e) failure of the Company or any Restricted Subsidiary to pay when due within any applicable grace period principal, interest or premium aggregating $25 million or more with respect to any indebtedness of the Company or any Restricted Subsidiary (as defined below) (including indebtedness under the 1996 Indenture and the Credit Facility) or the acceleration of any such indebtedness;

                    (f) any final judgment or decree for the payment of money in an uninsured aggregate amount in excess of $25 million shall be rendered against the Company or any Restricted Subsidiary and shall not be waived, satisfied or discharged for any period of 60 consecutive days during which a stay of enforcement shall not be in effect;

                    (g) certain events of bankruptcy, insolvency or reorganization with respect to the Company or any Restricted Subsidiary; and

                    (h) any other Event of Default specified with respect to Debt Securities of such series. (Art. Eight, Sec. 801)

          No Event of Default with respect to the Debt Securities of a series necessarily constitutes an Event of Default with respect to the Debt Securities of any other series issued under the Indenture. A "Default," with respect to the Debt Securities of any series, is defined as any event which is, or after notice or passage of time or both would be, an Event of Default with respect to the Debt Securities of such series.

REMEDIES

          If an Event of Default with respect to any series of Debt Securities occurs and is continuing, then either the

Trustee or the Holders of not less than 25% in principal amount of the outstanding Debt Securities of such series may declare the principal amount (or if the Debt Securities of such series are discount notes or similar Debt Securities, such portion of the principal amount of such Debt Securities as may be specified in the terms thereof) of all the Debt Securities of such series to be due and payable immediately; provided, however, that if an Event of Default occurs and is continuing with respect to more than one series of Debt Securities, the Trustee or the Holders of not less than 25% in aggregate principal amount of the outstanding Debt Securities of all such series, considered as one class, may make such declaration of acceleration and not the Holders of the Debt Securities of any one of such series.

          At any time after the declaration of acceleration with respect to the Debt Securities of any series has been made and before a judgment or decree for payment of the money due has been obtained, the Holders of a majority in principal amount of the outstanding Debt Securities of such series, by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if:


          (a) the Company has paid or deposited with the Trustee a sum sufficient to pay:

                    (1) all overdue interest on all Debt Securities of such series;

                    (2) the principal of and premium, if any, on any Debt Securities of such series which have become due otherwise than by such declaration of acceleration and interest thereon at the rate or rates prescribed therefore in such Debt Securities;

                    (3) interest upon overdue interest at the rate or rates prescribed therefor in such Debt Securities, to the extent that payment of such interest is lawful; and

                    (4) all amounts due to the Trustee under the Indenture; and

                    (b) all Events of Default with respect to the Debt Securities of such series, other than the nonpayment of the principal of the Debt Securities of such series which has become due solely by such declaration of acceleration, have been cured or waived as provided in the Indenture. (Art. Eight, Sec. 802)

          If an Event of Default with respect to the Debt Securities of any series occurs and is continuing, the Holders of a majority in principal amount of the outstanding Debt Securities of such series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of such series; provided, however, that if an Event of Default occurs and is continuing with respect to more than one series of Debt Securities, the Holders of a majority in aggregate principal amount of the outstanding Debt Securities of all such series, considered as one class, will have the right to make such direction, and not the Holders of the Debt Securities of any one of such series. (Art. Eight, Sec. 812) The Trustee is not required to exercise any of the rights and powers vested in it under the Indenture at the request or direction of any Holder unless such Holder shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction. (Art. Nine, Sec. 903) The right of a Holder of any Debt Security of such series to institute a proceeding with respect to the Indenture is subject to certain conditions precedent, but each Holder has an absolute right to receive payment of principal and premium, if any, and interest, if any, when due and to institute suit for the enforcement of any such payment. (Art. Eight, Sec. 807 and 808) The Indenture provides that the Trustee is required, within 90 days after the occurrence of any Default thereunder with respect to the Debt Securities of a series, to give the Holders of the Debt Securities of such series notice of any Default known to it, unless cured or waived; provided, however, that, except in the case of a Default in the payment of principal of or premium, if any, or interest, if any, on any Debt Securities of such series, the Trustee may withhold such notice if the Trustee determines that it is in the interest of such Holders to do so; and provided, further, that in the case of a default of the character specified above in clauses (c) and (d) under "Events of Default," no such notice shall be given to such Holders until at least 75 days er the occurrence thereof. (Art. Nine, Sec. 902)

          The Company will be required to furnish annually to the Trustee a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance. (Art. Six, Sec.
606)

CERTAIN COVENANTS

          Limitation on Liens. The Indenture provides that the Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, incur or suffer to exist, any mortgage, pledge, security interest or lien ("Lien") upon any of its property or assets, whether now owned or hereinafter acquired, or any interest therein or any income or profits therefrom, unless it has made or will make effective provision whereby the Debt Securities will be secured by such Lien equally and ratably with (or prior to) all other Indebtedness (defined as any indebtedness, secured or unsecured, contingent or otherwise, which is for borrowed money) of the Company or any Restricted Subsidiary secured by such Lien for so long as any such other Indebtedness of the Company or any Restricted Subsidiary shall be so secured. (Art. Six, Sec.
602)

          The foregoing limitation does not apply to (i) Liens incurred by the Company or any Restricted Subsidiary if, after giving effect to such incurrence on a pro forma basis, the amount of the total Indebtedness of the Company and the Restricted Subsidiaries that is secured by a Lien does not exceed 15% of the product of (a) the sum of the Pro Forma EBITDA (as defined below) of the Company for the most recent four consecutive fiscal quarters and (b) 6.5; (ii) Liens on property existing on March 7, 1996; (iii) Liens on property to secure any extension, renewal, refinancing, replacement or refunding, in whole or in part, of any Indebtedness secured by Liens referred to in any of clauses (i), (ii),
(viii) or (xi) of this paragraph; (iv) Liens for taxes, assessments or governmental charges or levies if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings; (v) Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens and other similar Liens arising in the ordinary course of business which secure payment of obligations not more than 60 days past due or are being contested in good faith and by appropriate proceedings; (vi) Liens incurred in the ordinary course of business to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, surety bonds or other obligations of a like nature and incurred in a manner consistent with industry practice; (vii) Liens incurred to secure appeal bonds and judgment and attachment Liens, in each case in connection with litigation or legal proceedings which are being contested in good faith by appropriate proceedings so long as reserves have been established to the extent required by generally accepted accounting principles as in effect at such time and so long as such Liens do not encumber assets by an amount in excess of $25 million; (viii) Liens on property at the time the Company or any Restricted Subsidiary acquired or constructed such property, including any acquisition by means of a merger or consolidation with or into the Company or such Restricted Subsidiary; (ix) other Liens on the property of the Company or any Restricted Subsidiary incidental to the conduct of their respective businesses or the ownership of their respective properties which were not created in connection with the incurrence of Indebtedness or the obtaining of advances or credit and which do not in the aggregate materially detract from the value of their respective properties or materially impair the use thereof in the operation of their respective businesses; (x) pledges or deposits under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which the Company or any Restricted Subsidiary is a party, or deposits to secure public or statutory obligations of the Company or any Restricted Subsidiary or deposits for the payment of rent, in each case incurred in the ordinary course of business; (xi) Liens on the property of a Person at the time such Person becomes a Restricted Subsidiary; provided, however, that any such Lien may not extend to any other property of the Company or any other Restricted Subsidiary which is not a direct subsidiary of such Person; provided, further however, that any such Lien was not incurred in anticipation of or in connection with the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary; (xii) utility easements, building restrictions and such other encumbrances or charges against real property as are of a nature generally existing with respect to properties of a similar character; or (xiii) Liens in favor of the Trustee securing the obligations of the Company under the Indenture (collectively, "Permitted Liens").

          Under the Indenture,"Pro Forma EBITDA," for any period, is defined as the EBITDA (as defined below) of the Company and the Restricted Subsidiaries as determined on a consolidated basis in accordance with generally accepted accounting principles, adjusted to reflect the acquisition or sale of assets by the Company or any Restricted Subsidiary during such period. "EBITDA," for any period, is defined as an amount equal to (i) the sum of (a) consolidated net income of the Company and the Restricted Subsidiaries for such period, plus (b) the provision for taxes for such period based on income or profits to the extent such income or profits were included in computing consolidated net income and any provision for taxes utilized in computing net loss under clause (a) hereof, plus (c) consolidated interest expense of the Company and the Restricted Subsidiaries for such period, plus (d) depreciation for such period on a consolidated basis, plus (e) amortization of intangibles for such period on a consolidated basis, plus (f) any other non-cash items reducing consolidated net income for such period, minus
(ii) all non-cash items increasing consolidated net income for such period, all determined in accordance with generally accepted accounting principles consistently applied.

          Designation of Restricted and Unrestricted Subsidiaries. The Board of Directors of the Company may designate an Unrestricted Subsidiary as a Restricted Subsidiary or designate a Restricted Subsidiary as an Unrestricted Subsidiary at any time; provided, however, that (i) immediately after giving effect to such designation, there exist no Liens (other than Permitted Liens) on the property of the Company or any Restricted Subsidiary and (ii) an officers' certificate with respect to such designation is delivered to the Trustee within 75 days after the end of the fiscal quarter in which such designation is made (or, in the case of a designation made during the last fiscal quarter of the Company's fiscal year, within 120 days after the end of such fiscal year), which officers' certificate shall state the effective date of such designation. (Art. Six, Sec. 603)

          A "Restricted Subsidiary" is defined under the Indenture as (i) any Subsidiary (as defined below) of the Company existing on and after the date that the first series of Debt Securities are authenticated under the Indenture (the "Issue Date") unless such Subsidiary shall have been designated an Unrestricted Subsidiary as permitted under the Indenture and (ii) an Unrestricted Subsidiary which is redesignated as a Restricted Subsidiary as permitted under the Indenture. An "Unrestricted Subsidiary" is defined as (i) any Subsidiary of the Company in existence on the Issue Date that is not a Restricted Subsidiary, (ii) any Subsidiary of an Unrestricted Subsidiary and (iii) any Subsidiary of the Company which is designated after the Issue Date as an Unrestricted Subsidiary as permitted under the Indenture and not thereafter designated as a Restricted Subsidiary. A "Subsidiary" is defined as any corporation, partnership, joint venture, association or other business entity, whether now existing or hereafter organized or acquired, (a) in the case of a corporation, of which at least 50% of the total voting power of the Voting Stock is held by the Company or any of its Subsidiaries and the Company or any of its Subsidiaries has the power to direct the management, policies and affairs thereof; or (b) in the case of a partnership, joint venture, association or other business entity, with respect to which the Company or any of its Subsidiaries has the power to direct or cause the direction of the management and policies of such entity, by contract or otherwise, if in accordance with generally accepted accounting principles such entity is consolidated with the Company for financial statement purposes.

MERGER, CONSOLIDATION AND SALE OF ASSETS

          The Indenture provides that the Company shall not merge or consolidate with, or into, any other entity (other than a merger of a wholly-owned subsidiary of the Company into the Company) or sell, transfer, assign, lease, convey or otherwise dispose of all or substantially all of its property or assets in any one transaction or series of transactions unless (a) the entity formed by or surviving any such consolidation or merger (if the Company is not the surviving entity) or the Person to which such sale, transfer, assignment, lease or conveyance is made (the "Surviving Entity") shall be a corporation organized and existing under the laws of the United States or a State thereof or the District of Columbia and such corporation expressly assumes, by supplemental indenture in form satisfactory to the Trustee, executed and delivered to the Trustee by such corporation, the due and punctual payment of the principal of, premium, if any, and interest on all the Debt Securities according to their tenor, and the due and punctual performance and observance of all the covenants and conditions of the Indenture to be performed by the Company; (b) in the case of a sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all of the Company's property or assets, such property or assets shall have been transferred as an entirety or virtually as an entirety to one Person; and (c) immediately before and after giving effect to such transaction or series of transactions, no Default or

Event of Default shall have occurred and be continuing.  (Art. Eleven, Sec.
1101)

          In connection with any consolidation merger or transfer, the Company shall deliver or cause to be delivered to the Trustee, in form and substance reasonably satisfactory to the Trustee, an officers' certificate and an opinion of counsel, each stating that such consolidation merger, or transfer and the supplemental indenture in respect thereto comply with the Indenture and that all conditions precedent therein provided for relating to such transaction or transactions have been complied with. (Art. Eleven, Sec. 1101)

MODIFICATION OF INDENTURE

          Without the consent of any Holders of Debt Securities, the Company and the Trustee may enter into one or more supplemental indentures for any of the following purposes:

                    (a) to evidence the succession of another person to the Company and the assumption by any such successor of the covenants of the Company in the Indenture and the Debt Securities pursuant to a consolidation, merger or conveyance of substantially all of the Company's assets as described above under "Merger, Consolidation and Sale of Assets;" or

                    (b) to add to the covenants of the Company for the benefit of the Holders of all or any series of outstanding Debt Securities or to surrender any right or power conferred upon the Company by the Indenture; or

                    (c) to add any additional Events of Default with respect to all or any series of outstanding Debt Securities; or

                    (d) to change or eliminate any provision of the Indenture or to add any new provision to the Indenture; provided that if such change, elimination or addition will adversely affect the interest of the Holders of Debt Securities of any series in any material respect such change, elimination or addition will become effective with respect to such series only when there is no Debt Security of such series remaining outstanding under the Indenture; or

               (e) to provide collateral security for all series of Debt Securities; or

               (f) to establish the form or terms of Debt Securities of any series as permitted by the Indenture; or

               (g) to evidence and provide for the acceptance of the appointment of a successor Trustee under the Indenture with respect to the Debt Securities of one or more series and to add or change any of the provisions of the Indenture as shall be necessary to provide for or to facilitate the administration of the trusts under the Indenture by more than one trustee; or

                    (h) to provide for the procedures required to permit the utilization of a non-certificated system of registration for any series of Debt Securities; or

                    (i) to change any place where (1) the principal of and premium, if any, and interest, if any, on Debt Securities of any series, or any tranche thereof, shall be payable, (2) any Debt Securities of any series, or any tranche thereof, may be surrendered for registration of transfer, (3) Debt Securities of any series, or any tranche thereof, may be surrendered for exchange and (4) notices and demands to or upon the Company in respect of the Debt Securities of any series, or any tranche thereof, and the Indenture may be served, subject to certain exceptions; or

                    (j) to cure any ambiguity, defect or inconsistency or to make any other provisions with respect to matters and questions arising under the Indenture, provided such provisions shall not adversely affect the interests of the Holders of Debt Securities of any series in any material respect. (Art. Twelve, Sec. 1201)

DEFEASANCE

          The Company at any time may terminate all of its obligations under the Debt Securities of any series and the Indenture with respect to the Debt Securities of such series ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Debt Securities of such series, to replace mutilated, destroyed, lost or stolen Debt Securities of such series and to maintain a registrar and paying agent in respect of the Debt Securities of such series by taking the action described below. By taking such action, the Company at any time may terminate its obligations under the covenants described above under "Certain Covenants" and the provisions discussed above in clauses (c),
(e), (f) and (g) (in the case of such clause (g), with respect to Restricted Subsidiaries only) under "Events of Default" ("covenant defeasance").

          The Company may exercise its legal defeasance option with respect to the Debt Securities of any series notwithstanding its prior exercise of its covenant defeasance option with respect to the Debt Securities of such series. If the Company exercises its legal defeasance option with respect to the Debt Securities of any series, payment of the Debt Securities of such series may not be accelerated because of the occurrence of an Event of Default with respect to such Debt Securities. If the Company exercises its covenant defeasance option with respect to the Debt Securities of any series, payment of the Debt Securities of such series may not be accelerated because of the occurrence of an Event of Default specified in clauses (c), (e), (f) or (g) (in the case of such clause (g), with respect to Restricted Subsidiaries only) under "Events of Default" above.

          In order to exercise either defeasance option with respect to the Debt Securities of any series, the Company must irrevocably deposit in trust with the Trustee money or U.S. Obligations (as defined below) sufficient for the payment of principal and interest on the Debt Securities of such series to maturity and must comply with certain other conditions, including the delivery to the Trustee of an opinion of counsel to the effect that Holders of the Debt Securities of such series will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law). (Art. Seven, Sec. 701) "U.S. Government Obligations" is defined as direct obligations (or certificates representing an ownership interest in such obligations) of the United States (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States is pledged and which are not callable or redeemable at the issuer's option.

RESTRICTIONS UNDER 1996 INDENTURE AND CREDIT FACILITY

          The 1996 Indenture contains restrictions with respect to the Company and the Restricted Subsidiaries. Under the 1996 Indenture, during any period of time that the ratings assigned to the senior notes outstanding thereunder by two or more of the three Rating Agencies are below Investment Grade Ratings or withdrawn, the Company and the Restricted Subsidiaries will be restricted from
(a) incurring additional indebtedness, other than certain permitted indebtedness, unless the ratio of (i) the outstanding indebtedness of the Company and the Restricted Subsidiaries divided by (ii) the sum of the Pro Forma EBITDA of the Company and the Restricted Subsidiaries for the most recent four consecutive fiscal quarters would not exceed 6.5 as a result of such incurrence;
(b) making restricted payments (defined generally as dividends and distributions, payments to purchase, redeem, acquire or retire capital stock, warrants, rights or options of the Company or its affiliates and investments, other than certain permitted investments, in other Persons); (c) selling assets under certain circumstances; (d) entering into or otherwise permitting any subsidiary distribution restrictions (defined generally to include any agreement, encumbrance or restriction on the ability of any subsidiary to pay dividends, make loans, or transfer property or assets to the Company or any Restricted Subsidiary); (e) entering into certain transactions with affiliates; and (f) consummating certain consolidations, mergers and transfers of assets. The Indenture does not contain similar restrictions with respect to the Debt Securities.

          The Credit Facility contains additional covenants that, among other things, restrict the Company and the Restricted Subsidiaries from incurring additional debt (subject to certain limits on dollar amounts and maturities and except for intercompany debt, subject to limitations, and debt incurred to hedge against interest rate risk or foreign exchange fluctuations) and require the Company to maintain certain maximum debt to EBITDA ratios and minimum EBITDA to interest ratios.

          While these covenants, as well as other covenants contained in the 1996 Indenture and the Credit Facility, are more restrictive than the covenants contained in the Indenture, the covenants contained in the 1996 Indenture and the Credit Facility are solely for the benefit of the holders of the senior notes outstanding under the 1996 Indenture and the lenders under the Credit Facility, respectively, and are subject to amendment, waiver or consent at the discretion of such holders and lenders.

REGARDING THE TRUSTEE

          The Company engages in banking transactions in the ordinary course of business with the Trustee and the Trustee currently serves as trustee under the 1996 Indenture.


                             DESCRIPTION OF WARRANTS

          The following statements with respect to the Warrants are summaries of, and subject to, the detailed provisions of a Warrant Agreement (the "Warrant Agreement") to be entered into by the Company and a warrant agent to be selected at the time of issue (the "Warrant Agent"), a form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. Terms used under this heading or in any Prospectus Supplement relating to the Offered Warrants which are defined under this heading are so defined solely with reference to the Offered Warrants.

GENERAL

          The Warrants, evidenced by Warrant certificates (the "Warrant Certificates"), may be issued under the Warrant Agreement independently or together with any Debt Securities offered by any Prospectus Supplement and may be attached to or separate from such Debt Securities. If Warrants are offered, the applicable Prospectus Supplement will describe the terms of such Offered Warrants, including the following: (i) the offering price, if any; (ii) the designation, aggregate principal amount and terms of the Debt Securities purchasable upon exercise of such Offered Warrants; (iii) if applicable, the designation and terms of the Debt Securities with which such Offered Warrants are issued and the number of Offered Warrants issued with each such Debt Security; (iv) if applicable, the date on and after which such Offered Warrants and the related Debt Securities will be separately transferable; (v) the principal amount of Debt Securities purchasable upon exercise of one Offered Warrant and the price at which such principal amount of Debt Securities may be purchased upon such exercise; (vi) the date on which the right to exercise such Offered Warrants shall commence and the date on which such right shall expire;
(vii) Federal income tax consequences, if any; (viii) whether such Offered Warrants represented by the Warrant Certificates will be issued in registered or bearer form; and (ix) any other terms of such Offered Warrants not inconsistent with the provisions of the Warrant Agreement.

          Warrant Certificates may be exchanged for new Warrant Certificates of different denominations and may (if in registered form) be presented for registration of transfer at the corporate trust office of the Warrant Agent or any Co-Warrant Agent, which will be listed in the applicable Prospectus Supplement, or at such other office as may be set forth therein. Warrant holders do not have any of the rights of Holders of Debt Securities (except to the extent that the consent of Warrant holders may be required for certain modifications of the terms of the Indenture and the series of Debt Securities issuable upon exercise of the Warrants) and are not entitled to payments of principal of and interest, if any, on such Debt Securities.

EXERCISE OF WARRANTS

          Warrants may be exercised by surrendering the Warrant Certificate at the corporate trust office of the Warrant Agent or at the corporate trust office of the Co-Warrant Agent, if any, with the form of election to purchase on the reverse side of the Warrant Certificate properly completed and executed, and by payment in full of the exercise price, as set forth in the applicable Prospectus Supplement. Upon the exercise of Warrants, the Warrant Agent or Co- Warrant Agent, if any, will, as soon as practicable, deliver the Debt Securities in authorized denominations in accordance with the instructions of the exercising Warrant holder and at the sole cost and risk of such holder. If less than all of the Warrants evidenced by the Warrant Certificate are exercised, a new Warrant Certificate will be issued for the remaining amount of Warrants.


                                 LEGAL OPINIONS

          The legality of the Securities offered hereby will be passed upon for the Company by Kevin C. Gallagher, Esq., Senior Vice President, General Counsel and Secretary of the Company. At December 31, 1996, Mr. Gallagher was the beneficial owner of 10,226 shares of Common Stock of the Company.


                                     EXPERTS

          The consolidated financial statements, schedule and Selected Proportionate Operating Results of the Company included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (the "1995 Form 10-K") have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference which, as to GTE Mobilnet of South Texas Limited Partnership and New York SMSA Limited Partnership, is based in part on the reports of other auditors. Such consolidated financial statements, schedule and Selected Proportionate Operating Results are, and audited financial statements, schedule and Selected Proportionate Operating Results to be included in subsequently filed documents will be, incorporated herein by reference in reliance upon the report of Ernst & Young LLP pertaining to such financial statements, schedule or Selected Proportionate Operating Results (to the extent covered by consents of such firm filed with the Commission) given upon the authority of such firms as experts in accounting and auditing.

          The financial statements of Kansas City SMSA Limited Partnership at December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 not separately presented in the 1995 Form 10-K have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

          The financial statements of GTE Mobilnet of South Texas Limited Partnership at December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 included in the 1995 Form 10-K and the financial statements of Independent Cellular Network, Inc. and Affiliates at December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 included in the Company's Current Report on Form 8-K dated November 1, 1996 (the "Form 8-K"), have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their separate reports thereon included in the 1995 10-K and the Form 8-K, respectively, and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

          The financial statements of New York SMSA Limited Partnership and Orlando SMSA Limited Partnership at December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 included in the 1995 Form 10-K, have been incorporated herein by reference in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given upon the authority of such firm as experts in accounting and auditing.

                              PLAN OF DISTRIBUTION

          The Company may sell Securities through underwriters or dealers, directly to one or more purchasers or through agents. The applicable Prospectus Supplement will set forth the terms of the offering of any Securities, including the names of any underwriters or agents, the purchase price of such Securities and the proceeds to the Company from such sale, any underwriters' discounts and other items constituting underwriters' compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such Securities may be listed.

          If underwriters are used in the sale, Securities will be acquired by the underwriters for their own account and may be resold, from time to time, in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Such Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless otherwise set forth in the applicable Prospectus Supplement, the obligations of the underwriters to purchase such Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of such Securities, if any of such Securities are purchased. Any initial offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Only underwriters named in a Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby.

          Securities may also be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of Securities will be named, and any commissions payable by the Company to such agent will be set forth in the applicable Prospectus Supplement. Unless otherwise indicated in the applicable Prospectus Supplement, any such agent will act on a best efforts basis for the period of the appointment.

          If so indicated in the applicable Prospectus Supplement, the Company will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase Securities at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a future date specified in such Prospectus Supplement. Such contacts will be subject only to those conditions set forth in the applicable Prospectus Supplement and such Prospectus Supplement will set forth the commissions payable for solicitation of such contracts.

          Any underwriters, dealers or agents participating in the distribution of Securities may be deemed to be underwriters and any discounts or commissions received by them on the sale or resale of Securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the "Securities Act"). Agents and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the Securities Act or to contribution with respect to payments that the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for, the Company or its affiliates in the ordinary course of business.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER, AGENT OR DEALER. NEITHER THE DELIVERY OF THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AT ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THEREOF. THIS PROSPECTUS AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS, IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, AND, IF GIVEN OR MADE, ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                         ------------------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
        PROSPECTUS SUPPLEMENT
The Company..........................     S-2
Recent Developments..................     S-3
Summary Consolidated Financial and
  Operating Data.....................     S-4
Use of Proceeds......................     S-6
Description of Notes.................     S-7
Underwriting.........................    S-11
Legal Opinions.......................    S-12
             PROSPECTUS
Available Information................       2
Incorporation of Certain Documents By
  Reference..........................       2
The Company..........................       3
Use of Proceeds......................       3
Ratio of Earnings to Fixed Changes...       3
Description of Debt Securities.......       4
Description of Warrants..............      14
Legal Opinions.......................      15
Experts..............................      15
Plan of Distribution.................      16

$200,000,000

360 COMMUNICATIONS COMPANY
7.60% SENIOR NOTES DUE 2009
                               [360 COMMUNICATIONS COMPANY LOGO]

SALOMON BROTHERS INC

LEHMAN BROTHERS
J.P. MORGAN & CO.
PROSPECTUS SUPPLEMENT

DATED MARCH 12, 1997